

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 23, 2018

Via E-mail
Mr. Rick L. Sterling
Chief Financial Officer
Intrexon Corporation
20374 Seneca Meadows Parkway
Germantown, MD 20876

>   **Re: Intrexon Corporation**
>   **Form 10-K for the Year Ended December 31, 2017**
>   **Filed March 1, 2018**
>   **File No. 001-36042**

Dear Mr. Sterling:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Joel Parker

                              Joel Parker
                              Senior Assistant Chief Accountant
                              Office of Beverages, Apparel and
                              Mining